SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19 April 2004

   Provalis’ Pharmaceuticals Business Appointed Exclusive Distributor
of Erdotin(R) in the UK and Ireland

Erdotin(R) is a new generation respiratory treatment for COPD with the potential to replace the profits from Provalis’ sales of the Dr Falk Pharma product range

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce that its Pharmaceuticals business has entered into an agreement with Edmond Pharma SpA under which Provalis will distribute Erdotin(R) in the UK and Republic of Ireland. The agreement is for a minimum of 10 years, with Provalis the exclusive distributor for the first 5 years, and includes an option for Provalis to purchase the product, under pre-agreed terms, after the end of the third year. Under the Agreement, Provalis is to pay €200,000 to Edmond Pharma as a contribution towards development and regulatory costs; this will be paid by instalments against certain regulatory milestones.

Erdotin(R) (active ingredient erdosteine) is one of the latest generation of mucolytic agents and has a wide application in a number of respiratory diseases. Erdotin(R)‘s major indication is as a treatment for chronic bronchitis or chronic obstructive pulmonary disease (COPD) and will be promoted by Provalis’ representative sales force into the primary and secondary care markets.

Although products containing erdosteine have been available in a number of European markets for some time, the lack of reimbursement in the UK made that market unattractive. This changed when the UK authorities reinstated reimbursement on mucolytic agents in March 2003. Erdotin(R) is currently undergoing European MRP registration, and launch of the product is anticipated at the beginning of 2005, which would make Erdotin(R) one of the first of this next generation of products available in the UK.

Phil Gould, Chief Executive Officer of Provalis, commented, “We are pleased that we have secured this new generation mucolytic product for Provalis. Over the next 2 to 3 years, Erdotin(R) has the potential to replace the profits from Provalis’ sales of the Dr Falk Pharma product range, which it is to stop selling at the end of 2004. This, together with other transactions in the pipeline, will help us to further the success of our Pharmaceuticals business.”

END

Provalis’ Internet Website ; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

• Medical Diagnostics — develops and sells to world markets medical diagnostic products for chronic disease management. The business’ principal products are Glycosal(R) and Osteosal(R) in the areas of diabetes and osteoporosis respectively.

• Pharmaceuticals — sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business’ principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

COPD

Chronic Obstructive Pulmonary Disease (COPD) is a group of slowly progressive disorders characterised by air flow obstruction. COPD is primarily a disease of cigarette smokers and is now the preferred term for the conditions in patients that were previously diagnosed as having chronic bronchitis or emphysema, with the primary symptom being breathlessness.

COPD is a major medical problem, exacting a massive toll in terms of patient suffering and cost of care. 900,000 patients in the UK are diagnosed as having COPD, but the British Thoracic Society believes that a further 2,700,000 are actually undiagnosed. The condition accounts for about 30,000 deaths per year. Respiratory diseases cost the NHS more than any other disease area. In 2000, their total cost to the NHS was over £2,700m, with a cost to the primary care sector alone of over £650m.

Although many clinicians hold the opinion that the course of COPD is fixed and irreversible, increasing numbers of physicians are becoming aware that aggressive use of drug therapies as part of a comprehensive disease management program can significantly improve the lives of patients with COPD. This heightened willingness to treat COPD holds promise for the growth of the pharmaceutical market in this area, and so for drugs such as Erdotin(R).

Mucolytics

Mucolytic agents reduce the viscosity of bronchial secretions by breaking down the structure of tenacious sputum (sticky mucus). They are typically used in respiratory conditions exacerbated by mucus such as COPD in adults and glue ear in children.

Erdotin(R)

Erdotin(R) (active ingredient erdosteine) is one of the latest generation of mucolytic agents and has a wide application in a number of respiratory diseases. Erdotin(R)‘s major indication is as a treatment for chronic bronchitis or COPD, assisting mucus breakdown and the production of sputum suitable for expulsion through cough. This assists symptomatic improvement of COPD as well as assisting the effectiveness of other COPD therapies.

Erdotin(R) was first introduced into France in 1993, and is now marketed in 7 EU and 23 non-EU markets. Over 14 million adults and over 3 million children have taken Erdotin over the period 1996-2002.

Dr Falk Products

Provalis currently markets and sells a number of gastro-intestinal products on behalf of Dr Falk Pharma. Provalis agreed that the distribution agreement between Dr Falk Pharma and Provalis would terminate at the end of December 2004, with Provalis receiving up to £5m in staged compensatory payments. £3m of this has already been received, with the final payment of up to £2m payable in January 2005.

Edmond Pharma SpA

Edmond Pharma is a pharmaceutical research company based in Milan, Italy. It also manufactures pharmaceutical products which are sold throughout the world by distributors and licensees.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004